Via U.S. Mail and Facsimile


Mail Stop 3-9

	December 7, 2004


Mark Biderman
Chief Financial Officer and EVP
National Financial Partners Corp.
787 Seventh Avenue, 49th Floor
New York, NY 10019

Re: 	National Financial Partners Corp.
	SEC File No. 1-31781
	Form 8-K filed November 8, 2004

Dear Mr. Biderman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Please provide a brief description of the facts underlying the conclusion to the extent known to the company at the time of the filing as required by Item 4.02(a) of Form 8-K. For instance, indicate the following:

* the facts and circumstance which led the company to believe that revenue should be recorded on a net basis rather than on a gross basis
* why the change affects the third quarter ended September 30,
2003
and subsequent periods (i.e. why not periods prior to 9/30/03 affected).
* the amount of the change

      Please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response prior to the expiration of the five-day period. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 942-1962 if you have questions regarding these comments or any other questions.

	Sincerely,



	Sasha Parikh
	Staff Accountant


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